SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(AMENDMENT NO.    )1

Historic Preservation Properties 1989 Limited Partnership

(Name of Issuer)

Units of Limited Partnership Interest

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Eggert Dagbjartsson

c/o Equity Resources Group, Incorporated

44 Brattle Street, Cambridge, Massachusetts 02138

(617) 876-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7 Pages)

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Equity Resource Arlington Fund Limited Partnership Equity Resource Dover Fund Limited Partnership	I.R.S. # 04-3697023 I.R.S. # 20-0690055
Eggert Dagbjartsson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6

CITIZENSHIP OR PLACE OF ORGANIZATION

Equity Resource Arlington Fund Limited Partnership is a Massachusetts limited partnership.

Equity Resource Dover Fund Limited Partnership is a Massachusetts limited partnership.

Eggert Dagbjartsson is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

1,471 Units are held by Equity Resource Arlington Fund Limited Partnership, a Massachusetts limited partnership (the “Arlington Fund”), of which ERI A LLC, a Massachusetts limited liability company, is the general partner. Equity Resource Investments, LLC, a Massachusetts limited liability company (“ERI LLC”), is the managing member of ERI A LLC. Eggert Dagbjartsson is the manager of ERI LLC. Sole voting power with respect to such Units is held by Eggert Dagbjartsson as a reporting person in his capacity as the manager of the managing member of the general partner of the Arlington Fund.

495 Units are held by Equity Resource Dover Fund Limited Partnership, a Massachusetts limited partnership (the “Dover Fund”), of which ERI D LLC, a Massachusetts limited liability company, is the general partner. ERI LLC is the managing member of ERI D LLC. Eggert Dagbjartsson is the manager of ERI LLC. Sole voting power with respect to such Units is held by Eggert Dagbjartsson as a reporting person in his capacity as the manager of the managing member of the general partner of the Dover Fund.

See Item 2 below for other required information.

8 SHARED VOTING POWER None.

  9    SOLE DISPOSITIVE POWER

1,471 Units are held by Equity Resource Arlington Fund Limited Partnership, a Massachusetts limited partnership (the “Arlington Fund”), of which ERI A LLC, a Massachusetts limited liability company, is the general partner. Equity Resource Investments, LLC, a Massachusetts limited liability company (“ERI LLC”) is the managing member of ERI A LLC. Eggert Dagbjartsson is the manager of ERI LLC. Sole dispositive power with respect to such Units is held by Eggert Dagbjartsson as a reporting person in his capacity as the manager of the managing member of the general partner of the Arlington Fund.

495 Units are held by Equity Resource Dover Fund Limited Partnership, a Massachusetts limited partnership (the “Dover Fund”), of which ERI D LLC, a Massachusetts limited liability company, is the general partner. ERI LLC is the managing member of ERI D LLC. Eggert Dagbjartsson is the manager of ERI LLC. Sole dispositive power with respect to such Units is held by Eggert Dagbjartsson as a reporting person in his capacity as the manager of the managing member of the general partner of the Dover Fund.

See Item 2 below for other required information.

10 SHARED DISPOSITIVE POWER None.

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,471 Units are held by Equity Resource Arlington Fund Limited Partnership, a Massachusetts limited partnership (the “Arlington Fund”). The reporting person Eggert Dagbjartsson is the manager of the managing member of the general partner of the Arlington Fund.

495 Units are held by Equity Resource Dover Fund Limited Partnership, a Massachusetts limited partnership (the “Dover Fund”). The reporting person Eggert Dagbjartsson is the manager of the managing member of the general partner of the Dover Fund.

See Item 2 below for other required information.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5% are held by Equity Resource Arlington Fund Limited Partnership, a Massachusetts limited partnership (the “Arlington Fund”). The reporting person Eggert Dagbjartsson is the manager of the managing member of the general partner of the Arlington Fund.

1.9% are held by Equity Resource Dover Fund Limited Partnership, a Massachusetts limited partnership (the “Dover Fund”). The reporting person Eggert Dagbjartsson is the manager of the managing member of the general partner of the Dover Fund.

See Item 2 below for other required information.

14	TYPE OF REPORTING PERSON* Equity Resource Arlington Fund Limited Partnership	PN
	Equity Resource Dover Fund Limited Partnership	PN
	Eggert Dagbjartsson	IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

This statement relates to certain units of limited partnership interest (the “Units”) of Historic Preservation Properties 1989 Limited Partnership, a Delaware limited partnership with principal offices at 45 Broad Street, 3rd Floor, Boston, Massachusetts 02109.

Item 2. Identity and Background.

(a) The names of the persons filing this statement are Equity Resource Arlington Fund Limited Partnership (the “Arlington Fund”), Equity Resource Dover Fund Limited Partnership (the “Dover Fund” and collectively with the Arlington Fund, the “Limited Partnerships”) and Eggert Dagbjartsson (collectively with the Limited Partnerships, the “Reporting Persons”). This statement on Schedule 13D is filed on behalf of all such Reporting Persons. ERI A LLC and ERI D LLC are the general partners of the Arlington Fund and Dover Fund, respectively. Equity Resource Investments, LLC is the managing member of each of ERI A LLC and ERI D LLC. Eggert Dagbjartsson is the manager of Equity Resource Investments, LLC.

(b) The business address of each of the Reporting Persons and ERI A LLC, ERI D LLC and Equity Resource Investments, LLC is c/o Equity Resources Group, Incorporated, 44 Brattle Street, Cambridge, Massachusetts 02138.

(c) Each of the Limited Partnerships is a Massachusetts limited partnership formed to acquire and hold interests in other limited partnerships involved in all facets of the real estate business as long-term investments with a view to long-term appreciation and not to resale. Eggert Dagbjartsson’s principal occupation is Executive Vice President of Equity Resources Group, Incorporated. The principal business of each of ERI A LLC, ERI D LLC and Equity Resource Investments, LLC is providing consulting services in the field of real estate limited partnerships syndicated through private placement offerings.

(d) During the past five years, none of the Reporting Persons nor ERI A LLC, ERI D LLC or Equity Resource Investments, LLC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons nor ERI A LLC, ERI D LLC or Equity Resource Investments, LLC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Limited Partnerships is a Massachusetts limited partnership. Eggert Dagbjartsson is a citizen of the United States. Each of ERI A LLC, ERI D LLC and Equity Resource Investments, LLC is a Massachusetts limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

The Limited Partnerships purchased the Units hereby reported for an aggregate of $221,775 cash. The source of such funds was the working capital of the Limited Partnerships.

Item 4. Purpose of Transaction.

The Limited Partnerships are in the business of acquiring investment interests in limited partnerships owning real estate. They acquired the Units that they currently beneficially own for investment purposes. As a part of their overall investment strategy, the Limited Partnerships and their affiliates may acquire both the equity interests of entities in which they invest as well as the assets of such entities. Accordingly, the Limited Partnerships and/or their affiliates may acquire additional Units in the Issuer through private purchases, one or more future tender offers or by any other means they deem advisable. The Limited Partnerships and/or their affiliates may also seek to acquire specific assets of the Issuer through direct offers to the Issuer’s general partner. Other than as set forth in this Item 4, none of the Reporting Persons nor ERI A LLC, ERI D LLC or Equity Resource Investments, LLC has any plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Eggert Dagbjartsson, in his capacity as the manager of the managing member of the general partner of each of the Limited Partnerships, beneficially owns an aggregate of 1,966 Units, representing approximately 7.4% of the Units presently outstanding.

(b) Eggert Dagbjartsson, in his capacity as the manager of the managing member of the general partner of each of the Limited Partnerships, has the sole power to vote or direct the vote and to dispose of or direct the disposition of all of the 1,966 Units referred to in Item 5(a). See Item 2 above for other required information.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit 7.1	Agreement, dated as of October 13, 2004, by and among Equity Resource Arlington Fund Limited Partnership, Equity Resource Dover Fund Limited Partnership and Eggert Dagbjartsson.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

October 13, 2004

EQUITY RESOURCE ARLINGTON FUND LIMITED PARTNERSHIP

By:	ERI A LLC, its general partner

By:	Equity Resource Investments, LLC, its managing member

By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson, its manager

EQUITY RESOURCE DOVER FUND LIMITED PARTNERSHIP

By:	ERI D LLC, its general partner

By:	Equity Resource Investments, LLC, its managing member

By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson, its manager

/s/ Eggert Dagbjartsson
Eggert Dagbjartsson, individually

Exhibit 7.1

AGREEMENT

This Agreement, dated as of October 13, 2004, is by and among Equity Resource Arlington Fund Limited Partnership and Equity Resource Dover Fund Limited Partnership (collectively, the “Limited Partnerships”) and Eggert Dagbjartsson, an individual.

Each of the Limited Partnerships may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to an aggregate of 1,966 units of limited partnership interest (the “Units”) in Historic Preservation Properties 1989 Limited Partnership, a Delaware limited partnership (the “Issuer”), held in the aggregate by the Limited Partnerships. Eggert Dagbjartsson may be required to file a statement on Schedule 13D by reason of his being the manager of the managing member of the general partner of each of the Limited Partnerships.

Pursuant to Rule 13(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on Schedule 13D (and any amendments thereto) on behalf of each of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

Executed and delivered as of the date first above written.

EQUITY RESOURCE ARLINGTON FUND LIMITED PARTNERSHIP

By:	ERI A LLC, its general partner

By:	Equity Resource Investments, LLC, its managing member

By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson, its manager

EQUITY RESOURCE DOVER FUND LIMITED PARTNERSHIP

By:	ERI D LLC, its general partner

By:	Equity Resource Investments, LLC, its managing member

By:	/s/ Eggert Dagbjartsson
Eggert Dagbjartsson, its manager

/s/ Eggert Dagbjartsson
Eggert Dagbjartsson, individually